[redacted]

10028450

UNITED STATES
ND EXCHANGE COMMISSION
hington, D.C. 20549

BP 3/6

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 1 2010
BRANCH OF REGISTRATIONS AND
05 EXAMINATIONS

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 14354

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lincoln Investment Planning, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

218 Glenside Avenue
(No. and Street)

Wyncote	PA	19095
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Mendelson (215) 881-4624
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young
(Name – *if individual, state last, first, middle name*)

2001 Market Street	Philadelphia	PA	19103-7096
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PA 3/11

OATH OR AFFIRMATION

I, Paul Mendelson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lincoln Investment Planning, Inc., as of December 31st, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Nancy L. Heffner, Notary Public
Cheltenham Twp., Montgomery County
My Commission Expires Dec. 30, 2011
Member, Pennsylvania Association of Notaries

[Signature]
Signature

Chief Financial Officer
Title

[Signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in cash flow.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Lincoln Investment Planning, Inc. and Subsidiaries

Consolidated Financial Statements and Supplemental Information

Year Ended December 31, 2009

Contents

ERNST & YOUNG

Ernst & Young LLP
Two Commerce Square
Suite 4000
2001 Market Street
Philadelphia, Pennsylvania 19103-7096

Tel: +1 215 448 5000
Fax: +1 215 448 4069
www.ey.com

Report of Independent Registered Public Accounting Firm

Management
Lincoln Investment Planning, Inc. and Subsidiaries

We have audited the accompanying consolidated statement of financial condition of Lincoln Investment Planning, Inc. and Subsidiaries (the Company) as of December 31, 2009, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lincoln Investment Planning, Inc. and Subsidiaries at December 31, 2009, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in the supplemental information is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

Ernst + Young LLP

February 24, 2010

Lincoln Investment Planning, Inc. and Subsidiaries

Consolidated Statement of Financial Condition

December 31, 2009

Assets	
Cash and cash equivalents	$ 11,497,893
Cash – segregated under federal and other regulations	7,230,974
Securities owned, at market value (cost $3,299,059)	3,364,094
Commissions receivable	1,915,642
Fees receivable	128,021
Advances to financial representatives, net of allowance for doubtful accounts of $149,169	1,852,800
Receivables from providers	49,738
Receivables from customers	13,663
Prepaid expenses	424,818
Notes receivable, net of allowance for doubtful accounts of $7,652	3,211,098
Furniture and fixtures, net of accumulated depreciation of $63,132	15,315
Deposits with clearing organizations and others	54,491
Goodwill and other intangible assets, net of accumulated amortization	2,838,229
Other assets	545,616
Total assets	$ 33,142,392
Liabilities and stockholders' equity	
Liabilities:	
Payables to customers	$ 3,756,402
Commissions payable	1,993,137
Payables to retirement plan	462,722
Accounts payable and accrued expenses	4,308,857
Income taxes payable	62,272
Note payable	85,946
Deferred advisory revenue	65,322
Subchapter S distributions payable	678,400
Total liabilities	11,413,058
Stockholders' equity:	
Capital stock:	
Voting; authorized 10,000 shares at $.001 par; issued – 1,204 shares	1
Nonvoting; authorized 1,000,000 shares at $.001 par; issued – 119,254 shares	119
Additional paid-in capital	570,306
Retained earnings	21,372,554
Less: Treasury stock – 12,511 shares at cost	(213,646)
Total stockholders' equity	21,729,334
Total liabilities and stockholders' equity	$ 33,142,392

See accompanying notes.

Lincoln Investment Planning, Inc. and Subsidiaries

Consolidated Statement of Income

Year Ended December 31, 2009

Revenues	
Commission revenue	$ 36,889,182
Investment advisory fees	23,719,292
Plan sponsor fees	2,484,950
Administrative service fees	2,414,772
Interest and dividend income	287,301
Net gain on investments	666,075
Other income	1,601,181
Total revenues	68,062,753
Expenses	
Commissions – financial representatives	41,426,966
Employees' compensation and benefits	14,602,705
General and administrative	7,236,121
Selling and promotional	710,006
Depreciation and amortization	282,754
Interest	7,601
Total expenses	64,266,153
Income before state income taxes	3,796,600
State income taxes	177,445
Net income	$ 3,619,155

See accompanying notes.

Lincoln Investment Planning, Inc. and Subsidiaries

Consolidated Statement of Changes in Stockholders' Equity

Year Ended December 31, 2009

	Shares	Capital Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total
Balance at December 31, 2008	120,458	$ 120	$ 570,306	$ 19,736,802	$ (213,646)	$ 20,093,582
Net income	–	–	–	3,619,155	–	3,619,155
Subchapter S distributions	–	–	–	(1,983,403)	–	(1,983,403)
Balance at December 31, 2009	120,458	$ 120	$ 570,306	$ 21,372,554	$ (213,646)	$ 21,729,334

See accompanying notes.

Lincoln Investment Planning, Inc. and Subsidiaries

Consolidated Statement of Cash Flows

Year Ended December 31, 2009

Cash flows from operating activities	
Net income	$ 3,619,155
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	282,754
Net unrealized gain on securities owned	(820,473)
Net loss on sale of securities	159,015
Allowance for doubtful accounts	67,168
Changes in assets and liabilities:	
(Increase) decrease in:	
Cash – segregated under federal and other regulations	(1,950,000)
Securities owned, net	(43,001)
Commissions receivable	(427,943)
Fees receivable	(938)
Advances to financial representatives	219,301
Receivables from providers	(16,412)
Receivables from customers	346,338
Prepaid expenses	145,413
Deposits with clearing organizations and others	19,089
Other assets	226,636
Increase (decrease) in:	
Payables to customers	211,658
Commissions payable	324,873
Payables to retirement plan	83,722
Accounts payable and accrued expenses	312,783
Income taxes payable	62,272
Deferred advisory revenue	(21,767)
Net cash provided by operating activities	2,799,643
Cash flows from investing activities	
Issuance of notes receivable	(2,666,729)
Proceeds from collection of notes receivable	446,543
Cash paid for acquired business	(1,759,000)
Net cash used in investing activities	(3,979,186)
Cash flows from financing activities	
Payment of Subchapter S distributions	(1,718,403)
Note payable	(74,538)
Net cash used in financing activities	(1,792,941)
Net decrease in cash and cash equivalents	(2,972,484)
Cash and cash equivalents at beginning of year	14,470,377
Cash and cash equivalents at end of year	$ 11,497,893
Supplemental disclosures of cash flow information	
Cash paid during the year for:	
State income taxes	$ 10,206
Interest	$ 7,601

See accompanying notes.

1. Organization

Lincoln Investment Planning, Inc. and Subsidiaries (the Company) is in the business of providing financial services. Lincoln Investment Planning, Inc. (Lincoln) is a broker/dealer registered with the Financial Industry Regulatory Authority (FINRA) and an investment advisor registered with the U.S. Securities and Exchange Commission (SEC) and was incorporated in November 1968. The Company specializes in the sale of mutual funds to its retail investors with a particular focus on its clients' retirement needs. The Company's investment advisory services include strategic and tactical asset allocation programs. Customers are geographically located throughout the United States, with a primary concentration in the Eastern and Central regions.

LIP Holding, Inc. (LIPH) is a wholly owned subsidiary of Lincoln. The main business activities of LIPH include managing securities owned and collecting the income derived from those assets.

Linjersey, Inc. is a wholly owned subsidiary of Lincoln formed in January 2008. Linjersey, Inc. purchased the assets of a New Jersey-based financial services provider specializing in 403(b) retirement plans and individual IRAs.

Lingren, Inc. is a wholly owned subsidiary of Lincoln formed in February 2009. Lingren, Inc. purchased the assets of a Washington State-based financial services provider specializing in 403(b) retirement plans and individual IRAs.

Lincoln Acquisition Corporation (LAC) is a wholly owned subsidiary of Lincoln. LAC owns 100% of the stock of both Linmass, Inc. and Linchic, Inc. Linmass, Inc. acquired the assets of a Massachusetts-based broker/dealer and the book of business of that broker/dealer's majority shareholder. Linchic, Inc. purchased the assets of a Chicago-based financial services provider which was transacting securities business through Lincoln.

All securities business of Linmass, Inc., Linchic, Inc., Linjersey, Inc., and Lingren, Inc. is transacted through financial representatives registered with Lincoln.

2. Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany balances and transactions are eliminated in consolidation.

2. Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Commission revenue is recognized on a trade-date basis as securities transactions occur.

Investment advisory fees, plan sponsor fees and related expenses are recognized ratably over the associated period for which the services are performed.

Administrative service fees are received from product sponsors to compensate the Company for making investment information available to financial representatives and investors and for providing certain shareholder communications. The Company receives the required information from the funds through NSCC networking arrangements. Such fees are recognized as the related services are provided. The Company also receives administrative fees from investors for the administration of 403(b) loans and certain salary reduction contributions.

Other income consists primarily of sales and marketing support received from certain product sponsors. Such amounts are recognized as revenue during the period in which the related sponsorship or marketing program occurs.

Cash and Cash Equivalents

The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than 90 days.

2. Significant Accounting Policies (continued)

New Accounting Pronouncements

In June 2009, the FASB issued SFAS No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162*. The FASB Accounting Standards Codification (ASC) will be the single source of authoritative nongovernmental U.S. generally accepted accounting principles. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. SFAS No. 168 is effective for interim and annual periods ending after September 15, 2009. All existing accounting standards are superseded as described in SFAS No. 168. All other accounting literature not included in the ASC is nonauthoritative. The Company has included references to authoritative accounting literature in accordance with the ASC. There are no other changes to the content of the Company's financial statements or disclosures as a result of implementing the ASC.

In December 2007, the FASB issued SFAS No. 141(R), *Business Combinations* (SFAS No. 141(R) or ASC 805-10), which replaces SFAS No. 141. This statement requires that the acquiring entity in a business combination recognize all (and only) the assets and liabilities assumed in the transaction, establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed and makes various modification in regard to the accounting for contingent consideration, pre-acquisition contingencies, purchased in-process research and development, acquisition-related transaction and restructuring costs and changes in tax valuation allowances and uncertainty as to income tax accruals. ASC 805-10 is effective for the fiscal year ended December 31, 2009 (see Footnote 3 for disclosure of the impact of this requirement).

Income Taxes

The Company has elected, with the consent of its stockholders, to be taxed under the provisions of Subchapter S of the Internal Revenue Code and Pennsylvania Revenue Code. Under these provisions, the Company does not pay federal or Pennsylvania corporate income taxes on its taxable income. Instead, the stockholders are liable for individual federal and Pennsylvania income taxes on their share of the Company's taxable income. The Company pays taxes in certain states where Subchapter S is not recognized. Distributions are made to shareholders to enable them to pay their taxes on the income of the Company.

2. Significant Accounting Policies (continued)

In July 2006, the FASB issued FAS Interpretation (FIN) No. 48, *Accounting for Uncertainty in Incomes Taxes – an interpretation of FASB Statement No. 109* (FIN 48 or ASC 740-10). Under ASC 740-10, which became effective for the Company during the current year, recognition of a tax benefit occurs when a tax position is more-likely-than-not to be sustained upon examination, based solely on its technical merits. The recognized benefit is measured as the largest amount of benefit which is more-likely-than-not to be realized on ultimate settlement, based on a cumulative probability basis. A tax position failing to qualify for initial recognition is recognized in the first interim period in which it meets the ASC 740-10 statute of limitations. De-recognition of a previously recognized tax position would occur if it is subsequently determined that the tax position no longer meets the more-likely-than-not threshold of being sustained. The Company does not have any tax positions for which a liability has been established or is otherwise unrecognized.

Fixed Assets

Fixed assets include furniture and fixtures which are depreciated using the straight-line method over the estimated useful life of the assets of five years. Total depreciation expense for 2009 was $15,632.

Goodwill and Intangible Assets

The Company accounts for goodwill and other intangible assets in accordance with the requirements of ASC 350-10 (pre-codification Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets*). Goodwill is tested for impairment on an annual basis and between annual tests if an event occurs or circumstances change, which would more likely than not reduce the fair value of the Company below its carrying value. The Company performed an annual impairment evaluation as of December 31, 2009 and noted there was no impairment to any of its intangible assets.

Customer lists are amortized over eight years. The Company performs periodic analyses and adjusts, through accelerated amortization, any impairment of customer lists. Covenants not to compete are amortized over the related contract term.

2. Significant Accounting Policies (continued)

Allowance for Doubtful Accounts

The Company provides for an allowance for doubtful accounts for advances to financial representatives and notes receivable based on experience and specifically identified risks. Advances to financial representatives and notes receivable are considered delinquent when management determines recovery is unlikely and the Company ceases collection efforts.

3. Business Combination

On February 1, 2009, the Company, through its wholly owned subsidiary, Lingren, Inc., acquired certain of the assets of a financial services firm based in the State of Washington (the Seller) for total cash consideration of $1,759,000. The Seller operated a branch office of a broker/dealer and provided financial services throughout the State of Washington through a network of approximately 50 financial representatives. A meaningful portion of the Seller's business was with school districts and included offering 403(b) retirement plans and other financial services to the employees of the school districts. Lincoln has specialized in serving the investment needs of employees of school districts and other nonprofit employers. The Seller acquisition expanded Lincoln's geographic coverage with a highly respected branch office in the State of Washington. In conjunction with the acquisition, the financial representatives and principals became licensed with Lincoln and the principals formed a management company which Lincoln hired to manage the branch office.

The purchase included the fixed assets, noncompete agreements with the Seller and its three principals, and goodwill related to both the principals and the Seller. The goodwill is based on the relationships with employers and financial representatives, who joined Lincoln. The acquisition date fair value was:

Fixed assets	$ 3,447
Noncompete agreement	351,800
Financial representatives relationships	1,089,254
Other goodwill	314,499
Total	$ 1,759,000

3. Business Combination (continued)

The Seller could receive additional consideration in the event certain branch income and broker/dealer revenue targets are met during any six-month period ending prior to February 1, 2011. In the event the contingent payment is made, the branch income threshold that is required prior to paying compensation to the manager will be increased. If both targets are met or exceeded, the sellers will receive $491,000 and the annual threshold for the paying manager compensation will be increased by $80,000. If both thresholds are not met in full, there will be no additional purchase payment to the sellers. The Company evaluated the fair value of this contingent payment at the time of purchase and as of December 31, 2009, has not recorded a liability as the Company deemed it not to have value.

During 2009, the income resulting from the acquisition included $170,000 in branch-level income and additional income at the broker/dealer level. The broker/dealer activity of the Seller has been combined with all other activity of the broker/dealer and as a result, it is impracticable to accurately measure the income solely from the Seller's activity. Had the transaction occurred on January 1, 2009, operating results of the Company would have been materially the same as presented in the consolidated statement of income.

4. Cash – Segregated under Federal Regulations

Cash of $7,230,974 is segregated for the exclusive benefit of customers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

5. Retirement Plan

The Company has a defined contribution profit-sharing and Section 401(k) salary deferral plan which covers employees who have attained the age of 18. Employees are eligible for the 401(k) salary deferral plan on the first day of employment and enroll on a quarterly basis. Employees are eligible for the profit-sharing component once they have completed 1,000 hours of service. The employee must also be employed on the last day of the plan year to receive the profit-sharing component.

Under the plan, eligible participating employees may elect to contribute up to the lesser of 75% of their salaries or $16,500 with an opportunity for participants 50 years of age or older during the plan year to contribute an additional $5,500. The Company contributes an amount equal to 50% to 100% of the participant's contribution up to 5% of compensation based on years of service. Participants are at all times fully vested in their contributions and Company

5. Retirement Plan (continued)

contributions become fully vested to the participants after six years of continued employment. The Company's contribution to this plan was $862,100 for the year ended December 31, 2009, and is included in the caption "Employees' compensation and benefits" on the accompanying consolidated statement of income.

6. Deferred Compensation Plan

In 2005, the Company adopted a deferred compensation plan for certain executives. This plan entitles certain eligible executives to a percentage of the appreciation in the estimated fair value of the Company as determined by a formula for periods subsequent to each participant's initial eligibility date. Such amounts are generally payable upon the retirement of the executive over a payment schedule ranging from 5 to 10 years, depending on the age of the executive upon termination.

7. Goodwill and Other Intangible Assets

Goodwill and other intangible assets are composed of the following:

Goodwill	$ 676,860
Customer list and rep relationships	2,390,254
Covenant not to compete	551,800
Total	3,618,914
Less: accumulated amortization	(780,685)
Net	$ 2,838,229

Goodwill is related to an acquisition of a business in the New England area in 2000 and a Washington State-based financial services provider during 2009 and is not amortized. The customer list are related to the acquisition of a Chicago-based financial services provider during 2005 and a New Jersey-based financial services provider during 2008, and are being amortized over eight years. The Rep Relationship is related to the acquisition of the Washington State-based financial services provider and is not amortized. Non-amortized intangible assets are subject to periodic review for impairment, and are written down as applicable. The covenant not to compete is related to the acquisition of the Chicago-based financial services provider, the New Jersey-based financial services provider, and the Washington State-based financial services provider and is being amortized over 5 years. Amortization expense for the year ended

7. Goodwill and Other Intangible Assets (continued)

December 31, 2009 was $267,122. The estimated amortization expense for the next five years is as follows: $262,985 for 2010, $252,985 for 2011 and 2012, $180,798 for 2013, and $64,113 for 2014.

8. Fair Value Measurements

The inputs and valuation techniques used to measure fair values of the Company's investments are summarized into three levels as described in the hierarchy below:

- Level 1 – Unadjusted quoted prices in active markets for identical, unrestricted assets or liabilities that the Company has the ability to access at the measurement date;
- Level 2 – Quoted prices which are not active, or inputs that are observable (either directly or indirectly) for substantially the full term of the asset or liability; and
- Level 3 – Prices, inputs or exotic modeling techniques that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

The inputs or methodology used for valuing investments are not necessarily an indication of the risk associated with investing in those securities. The table that follows sets forth information about the level within the fair value hierarchy at which the Company's investments are measured at December 31, 2009:

	Level 1	Level 2	Level 3	Fair Value
Equity Mutual Funds	$ 3,303,058	$ –	$ –	$ 3,303,058
Money Market Mutual Funds	61,036	–	–	61,036
Total	$ 3,364,094	$ –	$ –	$ 3,364,094

There were no Level 3 investments held at December 31, 2009 or December 31, 2008.

9. Commissions and Other Fees Receivable

Commissions and other fees receivable arise from selling mutual fund shares and providing services to investors. Overall, the Company believes the concentration of credit risk is limited due to the number of funds in which their customers invest.

Securities owned by customers are held as collateral for receivables from customers. Such collateral is not reflected in the consolidated financial statements.

10. Payables to Customers

Payables to customers include amounts due on cash transactions.

11. Commitments and Contingencies

The Company conducts its operations in leased facilities under leases that expire at various dates. The Company's headquarters are in Wyncote, Pennsylvania. Sales offices are maintained in several other locations. Total rent expense for the year ended December 31, 2009 was $1,211,928 and is included in general and administrative expenses on the accompanying consolidated statement of income.

Future minimum rental commitments under lease agreements in effect at December 31, 2009 are as follows:

2010	$ 1,377,877
2011	1,233,075
2012	1,059,496
2013	833,371
2014	443,598
2015 and thereafter	810,000
	$ 5,757,417

The Company is involved in litigation arising from time to time in the normal course of business. In the opinion of management, after consultation with legal counsel, the ultimate resolution of such litigation will not have a materially adverse effect on the Company's financial position or results of operations.

11. Commitments and Contingencies (continued)

In the normal course of business, the Company has entered into agreements that provide for a variety of general indemnifications. Any exposure to the Company under these arrangements would involve future claims that may be made against the Company. Such claims are not expected to occur. Therefore, the Company has not accrued any liability in connection with such indemnifications.

12. Agreements with Carrying Broker

The Company has entered into an agreement with a broker (the Carrying Broker) to execute certain securities transactions on behalf of its customers. The Company discloses these arrangements to its customers. The Company is subject to off-balance-sheet risk in that it may be responsible for losses incurred by the Carrying Broker that result from a customer's failure to complete securities transactions as provided for in the agreements.

13. Related Party Transactions

The Company leases its headquarters under an operating lease with 218 Glenside Partnership, Ltd. Total rental payments for 2009 were $216,000 and are included in general and administrative expense on the accompanying consolidated statement of income. Certain stockholders of the Company own the Partnership.

The Company rents computer equipment, other equipment and furniture and fixtures for its headquarters and other offices from For Lease, Inc., owned by certain stockholders. Rental payments under these agreements totaled $458,201 and are included in general and administrative expense on the accompanying consolidated statement of income. At December 31, 2009, the Company had a receivable for amounts due from For Lease, Inc. for $315,000, which is reflected in other assets on the consolidated statement of financial condition.

The Company received administrative service fees of $121,154 from Lincoln Investment Planning Insurance Agency, Inc., a corporation owned by the Company's president and stockholder. These fees are included in commission revenue on the accompanying consolidated statement of income.

14. Subordinated Debt

A subsidiary of the Company has issued a collateralized secured demand note and received subordinated debt in the amount of $1,300,000. The subordinated liability has been approved by the FINRA for inclusion in the Company's net capital computations. The subordinated debt bears interest at 8% and has a scheduled maturity date of December 31, 2009. There were no changes in these balances during 2009.

15. Net Capital Requirements

The Company is subject to the U.S. Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the rule, which requires that the Company maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions. At December 31, 2009, the Company had net capital of $6,633,971, which was 48,554% of aggregate debit balances and $6,383,971 in excess of the minimum net capital requirement.

Subchapter S distribution payments and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule and other regulatory bodies.

16. Subsequent Events

Management has evaluated whether any events or transactions occurred subsequent to December 31, 2009 through February 24, 2010, the date of issuance of the Company's financial statements. Effective January 1, 2010, the Company increased its subordinated debt amount to $2,300,000. The new subordinated liability has been approved by FINRA. There are no other material events or transactions that would require recognition or disclosure in the Company's financial statements.

Supplemental Information

Lincoln Investment Planning, Inc. and Subsidiaries

Computation of Net Capital for Brokers and Dealers Under Rule 15c3-1 of the U.S. Securities and Exchange Commission

December 31, 2009

1. Total stockholders' equity	$ 21,729,334
2. Deduct: stockholders' equity not allowable for net capital	–
3. Total stockholders' equity qualified for net capital	21,729,334
4. Add:	
A. Subordinated liabilities allowable in computation of net capital	1,300,000
B. Other (deductions) or allowable credits	–
5. Total capital and allowable subordinated liabilities	23,029,334
6. Deductions and/or charges:	
A. Total nonallowable assets from statement of financial condition (schedule attached)	16,369,624
1. Additional charges for customers' and noncustomers' security accounts	5,739
2. Additional charges for customers' and noncustomers' commodity accounts	–
B. Aged fail-to-deliver:	–
1. Number of items	–
C. Aged short security differences:	–
1. Number of items	–
D. Secured demand note deficiency	–
E. Commodity futures contracts and spot commodities – proprietary capital charges	–
F. Other deductions and/or allowable credits	20,000
	16,395,363
7. Other additions and/or charges	–
8. Net capital before haircuts on securities	6,633,971
9. Haircuts on securities (computed where applicable, pursuant to Rule 15c3-1(f)):	
A. Contractual securities commitments	–
B. Subordinated securities borrowings	–
C. Securities owned including:	–
1. Bankers' acceptances, certificates of deposit and commercial paper	–
2. U.S. government obligations	–
3. State and municipal governmental obligations	–
4. Corporate obligations	–
5. Stocks and warrants	–
6. Other	–
10. Net capital	6,633,971

Lincoln Investment Planning, Inc. and Subsidiaries

Computation of Net Capital for Brokers and Dealers Under
Rule 15c3-1 of the U.S. Securities and Exchange Commission (continued)

December 31, 2009

22.	Two percent of combined aggregate debit items as shown in formula for reserve requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation	$ 273
23.	Minimum dollar net capital requirement of reporting broker	250,000
24.	Net capital requirement (greater of line 22 or 23)	250,000
25.	Excess net capital (line 10 less 24)	$ 6,383,971
26.	Percentage of net capital to aggregate debits	48,554%
27.	Percentage of net capital, after anticipated capital withdrawals, to aggregate debits	39,040%
28.	Net capital in excess of:	
	A. Five percent of combined aggregate debit items or $120,000	$ 6,333,971
29.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	5.64%

Note: The Company computes its net capital requirement under the alternative method.

Lincoln Investment Planning, Inc. and Subsidiaries

Computation of Net Capital for Brokers and Dealers Under Rule 15c3-1 of the U.S. Securities and Exchange Commission (continued)

December 31, 2009

Schedule of Nonallowable Assets (Line 6A)

Notes receivable, net	$ 3,211,098
Advances to financial representatives, net	1,852,800
Deposits with clearing organizations	9,491
Fees receivable	127,354
Providers receivable	49,738
Prepaid expenses	399,818
Other assets	463,036
Commissions receivable, net of commissions payable	357,213
Investment in and receivables from subsidiaries, net	9,899,076
Total line 6A	$ 16,369,624

Lincoln Investment Planning, Inc. and Subsidiaries

Computation of Net Capital for Brokers and Dealers Under
Rule 15c3-1 of the U.S. Securities and Exchange Commission (continued)

December 31, 2009

Reconciliation of Assets and Liabilities in the Regulatory Report Pursuant to Paragraph (d)(2) of Rule 17a-5

The consolidated financial statements have been prepared on the basis of accounting principles generally accepted in the United States and differ in certain respects from accounting practices prescribed by the U.S. Securities and Exchange Commission's general instructions to Form X-17a-5. Under the U.S. Securities and Exchange Commission's general instructions, certain subsidiaries may not be consolidated.

A reconciliation of amounts reported in the consolidated financial statements to amounts reported by the Company on Form X-17a-5 as of December 31, 2009, filed with the Financial Industry Regulatory Authority, Inc. is presented on the next page.

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2009 Part II FOCUS filing, filed on January 27, 2010.

Lincoln Investment Planning, Inc. and Subsidiaries

Computation of Net Capital for Brokers and Dealers Under Rule 15c3-1 of the U.S. Securities and Exchange Commission (continued)

December 31, 2009

	Form X-17a-5	Reclassifications and Eliminations	Additional Subsidiaries Consolidated	Consolidated Financial Statement
Assets				
Cash and cash equivalents	$ 7,868,066	$ –	$ 3,629,827	$ 11,497,893
Cash – segregated under federal and other regulations	7,230,974	–	–	7,230,974
Securities owned, at market value	–	–	3,364,094	3,364,094
Receivable from brokers, dealers and clearing organizations	2,010,380	(2,010,380)	–	–
Commissions receivable	–	1,855,308	60,334	1,915,642
Fees receivable	–	127,354	667	128,021
Advances to financial representatives, net	–	1,852,800	–	1,852,800
Receivables from providers	–	49,738	–	49,738
Receivable from customers	13,663	–	–	13,663
Prepaid expenses	–	399,818	25,000	424,818
Notes receivable, net	–	3,211,098	–	3,211,098
Furniture and fixtures, net	–	–	15,315	15,315
Secured demand notes	1,300,000	(1,300,000)	–	–
Subordinated debt receivable	–	(1,300,000)	1,300,000	–
Investments in and receivables from subsidiaries	9,944,204	(10,052,312)	108,108	–
Deposits with clearing organizations and others	–	54,491	–	54,491
Goodwill and other intangible assets, net	–	–	2,838,229	2,838,229
Other assets	6,063,597	(5,600,565)	82,584	545,616
Total assets	$ 34,430,884	$ (12,712,650)	$ 11,424,158	$ 33,142,392
Liabilities and stockholders' equity				
Liabilities:				
Payables to customers	$ 3,756,402	$ –	$ –	$ 3,756,402
Commissions payable	–	1,993,137	–	1,993,137
Payables to retirement plan	–	462,722	–	462,722
Accounts payable and accrued expenses	7,537,748	(5,755,094)	2,526,203	4,308,857
Income taxes payable	62,272	–	–	62,272
Note payable	–	–	85,946	85,946
Other payable	45,128	(45,128)	–	–
Deferred advisory revenue	–	65,322	–	65,322
Subchapter S distributions payable	–	678,400	–	678,400
Secured demand note payable	–	(1,300,000)	1,300,000	–
Total liabilities	11,401,550	(3,900,641)	3,912,149	11,413,058
Subordinated indebtedness	1,300,000	(1,300,000)	–	–
Stockholders' equity:				
Capital stock	120	(21)	21	120
Additional paid-in capital	570,306	(6,653,953)	6,653,953	570,306
Retained earnings	21,372,554	(858,035)	858,035	21,372,554
Less: Treasury stock, at cost	(213,646)	–	–	(213,646)
Total stockholders' equity	21,729,334	(7,512,009)	7,512,009	21,729,334
Total liabilities and stockholders' equity	$ 34,430,884	$ (12,712,650)	$ 11,424,158	$ 33,142,392

Lincoln Investment Planning, Inc. and Subsidiaries

Computation for Determination of Reserve Requirements
for Brokers and Dealers Under Rule 15c3-3 of the
U.S. Securities and Exchange Commission

December 31, 2009

Credit Balances

1.	Free credit balances and other credit balances in customers' security accounts	$	3,756,402
2.	Monies borrowed collateralized by securities carried for the accounts of customers		–
3.	Monies payable against customers' securities loaned		–
4.	Customers' securities failed to receive (including credit balances in continuous net settlement accounts)		–
5.	Credit balances in firm accounts which are attributable to principal sales to customers		–
6.	Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days		–
7.	Market value of short security count differences over seven calendar days		–
8.	Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over seven calendar days		–
9.	Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days		–
10.	Other		70,735
11.	Total credits	$	3,827,137

Lincoln Investment Planning, Inc. and Subsidiaries

Computation for Determination of Reserve Requirements for Brokers and Dealers Under Rule 15c3-3 of the U.S. Securities and Exchange Commission (continued)

December 31, 2009

Debit Balances		
12. Debit balances in customers' cash and margin accounts excluding unsecured amounts and accounts doubtful of collection, net of deductions pursuant to Note E of Rule 15c3–3	$	13,663
13. Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		–
14. Failed to deliver of customers' securities not older than 30 calendar days (including debit balances in continuous net settlement accounts)		–
15. Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts		–
16. Margin related to security futures products written, purchased or sold in customer accounts required and on deposit with a clearing agency or a derivative clearing organization.		–
17. Other		–
18. Aggregate debit items		13,663
19. Less 3% (for alternative method only – see Rule 15c3–1(f)(5)(i))		(410)
20. Total debits	$	13,253
Reserve Computation		
21. Excess of total debits over total credits (line 20 less line 11)	$	–
22. Excess of total credits over total debits (line 11 less line 20)		3,813,884
23. If computation permitted on a monthly basis enter 105% of excess of total credits over total debits		–
24. Amount held on deposit in "Reserve Bank Account(s)," including value of qualified securities, at end of reporting period		7,230,974
25. Amount of deposit (or withdrawal)		(2,875,000)
26. New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal	$	4,355,974
27. Date of withdrawal		1/4/2010

There are no material differences between the amounts presented above and the amounts presented in the Company's unaudited December 31, 2009 Part II FOCUS filing, filed on January 27, 2010.

Lincoln Investment Planning, Inc. and Subsidiaries

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the U.S. Securities and Exchange Commission

December 31, 2009

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of December 31, 2009 but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.	$ –
A. Number of items	None
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2009, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$ –
A. Number of items	None

Supplementary Report

ERNST & YOUNG

Ernst & Young LLP
Two Commerce Square
Suite 4000
2001 Market Street
Philadelphia, Pennsylvania 19103-7096

Tel: +1 215 448 5000
Fax: +1 215 448 4069
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

Management
Lincoln Investment Planning, Inc. and Subsidiaries

In planning and performing our audit of the consolidated financial statements of Lincoln Investment Planning, Inc. and Subsidiaries (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the U.S. Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e);

2. Making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance

that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the Company's financial reporting.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 24, 2010

CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Lincoln Investment Planning, Inc. and Subsidiaries
Year Ended December 31, 2009
With Report and Supplementary Report of Independent Registered Public Accounting Firm (C

Ernst & Young LLP

ERNST & YOUNG

ERNST & YOUNG

Ernst & Young LLP
Two Commerce Square
Suite 4000
2001 Market Street
Philadelphia, Pennsylvania 19103-7096

Tel: 215 448 5000
Fax: 215 448 4069
www.ey.com

Report of Independent Accountants on Applying Agreed-Upon Procedures

To the Board of Directors and Management of Lincoln Investment Planning, Inc. and Subsidiaries:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of Lincoln Investment Planning, Inc. and Subsidiaries (the "Company"), the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) for the period April 1, 2009 through December 31, 2009. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

Procedure 1. *Compare the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries.*

We compared amount in line "G. PAID WITH THIS FORM" from page 1 of the Form SIPC-7T to the amount of the check payable to SIPC on February 23, 2009, and found them to be in agreement.

Procedure 2. *Compare the amounts derived from the FOCUS reports for the period April 1, 2009 through December 31, 2009 with the amounts reported in Form SIPC-7T for the period April 1, 2009 through December 31, 2009.*

We performed the following procedures related to the amounts derived directly from the FOCUS reports as reported on the Form SIPC-7T:

SIPC-7T Line Item	Procedure
2a.Total Revenue	We agreed the amount of total revenue from the SIPC-7T to the sum of the amounts found on line 12/Part IIA Line 9, Code 4030 from the Company's FOCUS reports filed for the periods April 1, 2009 through June 30, 2009,

July 1, 2009 through September 30, 2009, and October 1, 2009 through December 31, 2009 without exception.

Procedure 3. Compare any adjustments reported in Form SIPC-7T with supporting schedules and working papers.

We performed the following procedures related to the adjustments on the Form SIPC-7T:

SIPC-7T Line Item	Procedure
2c. Deductions: (1)	We agreed the amount on line 2c.(1) on page 2 of the SIPC-7T to amounts derived from the supporting schedules prepared by the Company entitled "2c Deductions (1), dated December 31, 2009, which is derived from the accounting records used to prepare the FOCUS reports filed for the periods April 1, 2009 through June 30, 2009, July 1, 2009 through September 30, 2009, and October 1, 2009 through December 31, 2009, without exception.
2c. Deductions: (5)	We agreed the amount in line 2c.(5) on page 2 of the SIPC-7T to amounts derived from the accounting records and supporting schedules prepared by the Company entitled "2c.Deductions (5)", dated December 31, 2009, which is derived from the accounting records used to prepare the FOCUS reports filed for the periods April 1, 2009 through June 30, 2009, July 1, 2009 through September 30, 2009, and October 1, 2009 through December 31, 2009, without exception.
2c. Deductions: (8)	We agreed the amount in line 2c.(8) on page 2 of the SIPC-7T to amounts derived from the accounting records and supporting schedules prepared by the Company entitled "2c.Deductions (8)", dated December 31, 2009, which is derived from the accounting records used to prepare the FOCUS reports filed for the periods April 1, 2009 through June 30, 2009, July 1, 2009 through September 30, 2009, and October 1, 2009 through December 31, 2009, without exception.

ERNST & YOUNG

2c. Deductions: (9)

We agreed the amount of total interest and dividend expense from the SIPC-7T to the sum of the amounts found on line 22/Part IIA Line 13, Code 4075 from the Company's FOCUS reports filed for the periods April 1, 2009 through June 30, 2009, July 1, 2009 through September 30, 2009, and October 1, 2009 through December 31, 2009 without exception.

Procedure 4. Prove the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related supporting schedules and working papers supporting the adjustments.

We proved the arithmetical accuracy of the calculations reflected in the Form SIPC-7T, filed by the Company on February 23, 2010, and on the related supporting schedules and working papers supporting the adjustments, without exception.

* * * * * * *

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) for the April 1, 2009 through December 31, 2009. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 24, 2010